101 Hudson Street · Jersey City, NJ 07302 T 201-604-1800 · F 201-740-0889

October 12, 2012

Michael R. Clampitt
Senior Staff Attorney
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Franklin Credit Management Corporation Amendment No. 2 to Form 10 Filed September 28, 2012 File No. 000-54781

Dear Mr. Clampitt:

By letter dated October 10, 2012 (the “Commission Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement on Amendment No. 2 to Form 10 (the “Form 10”) filed by Franklin Credit Management Corporation (the “Company”).

On October 12, 2012, the Company filed with the Commission Amendment No. 3 to the Form 10 (File No. 000-54781). In order to facilitate the Staff’s review of the responses of the Company to the comments set forth in the Commission Letter, this letter responds to each of the comments on a point-by-point basis. In particular, the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Commission Letter.

Exhibit 99.4

Management’s Discussion and Analysis of Financial Condition and Operations, page 55

1.	We have reviewed your revised disclosures in response to prior comment four from our letter dated September 24, 2012. We are unable to locate a discussion of why management believes it is prudent for the company to provide services for which it is not compensated. Please review or advise.

Response

The Company has revised the disclosure on page 56 of the Information Statement in response to this comment, and to clarify that the Company, as of the effective date of the prepackaged plan of reorganization of Franklin Credit Holding Corporation (“Franklin Holding”) (i.e., August 10, 2012), will not provide services for which it is not compensated. Prior to said date, the Company believed that it was prudent, and in its best interest as a subsidiary of Franklin Holding, to provide those services to Franklin Holding which, as a direct result, enabled Franklin Holding to remain current in its ongoing public company reporting obligations and to have its prepackaged plan of reorganization become confirmed and effective.

Michael R. Clampitt Senior Staff Attorney United States Securities and Exchange Commission October 12, 2012 Page 2

Note 4. Receivables, page F-11

2.	We have reviewed your revised disclosures in response to prior comment six from our letter dated September 24, 2012. Please revise to briefly describe the nature of indemnification protection contemplated by Franklin Holding’s certification of incorporation and bylaws.

Response

The Company has revised the disclosures on pages F-11, F-12 and F-40 of the Information Statement in response to this comment.

3.	In addition to the above, we note your statement that regardless of any potential future events that might adversely affect the realization of the amounts held by the trustee at termination, FCMC determined that the amounts recorded are appropriate and that the receivable will be collected in full. Please revise to explain specifically how your analysis considered unknown events related to the March 31, 2019 termination of the trust and their potential effect on the realization of the receivable. For example, address how you considered the fact that FCMC’s claim is a general unsecured claim and the liquidation manager of Franklin Holding cannot make any distributions on account of allowed general unsecured claims until after all allowed administrative claims, allowed priority claims, allowed secured claims and liquidation costs have been paid.

Response

The Company has revised the disclosures on pages F-11, F-12 and F-40 of the Information Statement in response to this comment.

* * *

Michael R. Clampitt Senior Staff Attorney United States Securities and Exchange Commission October 12, 2012 Page 3

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any changes we have made in Amendment No. 3 to Form 10 or any of our responses to the comments set forth in the Commission Letter, please contact the undersigned at (201) 604-4505 or Matthew Dyckman of SNR Denton US LLP, legal counsel to the Company, at (202) 408-9123.

Very truly yours,
/s/ Kevin Gildea
Kevin Gildea
Chief Legal Officer and Executive Vice President

cc:	Paul D. Colasono, Chief Financial Officer and Executive Vice President
Franklin Credit Management Corporation

Matthew Dyckman, Partner
SNR Denton US LLP